Rockyview Energy

06014554

SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2006
WASH, D.C. 213 SECTION

June 19, 2006

Please reply to:
STEVE CLOUTIER
President & C.E.O.
Direct Dial: (403) 538-5025
Email: cloutiers@rockyviewenergy.com

Securities and Exchange Commission
Judiciary Plaza
450 5th Street N.W.
Washington, D.C. 20549

SUPPL

RE: Rockyview Energy Inc. (the "Company")
File # 82-34899
Exemption Pursuant to the Rule 12g3-2(b)

Dear Sir/Madam:

Find enclosed documentation relating to Rule 12g3-2(b). Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended we enclose the following documents:

Date	Document	Date	Document
June 19, 2006	No transactions to report		

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

Steve Cloutier
President

Enc.